Mercedes-Benz Auto Lease Trust 2013-B
Investor Report
Collection Period Ended   31-Mar-2014

Amounts in USD

Dates

Collection Period No.	5			
Collection Period (from... to)	1-Mar-2014	31-Mar-2014		
Determination Date	11-Apr-2014			
Record Date	14-Apr-2014			
Payment Date	15-Apr-2014			
Interest Period of the Class A-1 Notes (from... to)	17-Mar-2014	15-Apr-2014	Actual/360 Days	29
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Mar-2014	15-Apr-2014	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	272,000,000.00	129,318,852.35	100,696,821.39	28,622,030.96	105.228055	0.370209
Class A-2 Notes	400,000,000.00	400,000,000.00	400,000,000.00	0.00	0.000000	1.000000
Class A-3 Notes	535,000,000.00	535,000,000.00	535,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	100,805,000.00	100,805,000.00	100,805,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,307,805,000.00**	**1,165,123,852.35**	**1,136,501,821.39**	**28,622,030.96**		
Overcollateralization	262,190,087.88	290,449,091.26	290,449,091.26			
Total Securitization Value	**1,569,995,087.88**	**1,455,572,943.61**	**1,426,950,912.65**			
present value of lease payments	550,321,585.65	427,520,006.57	402,365,223.68			
present value of Base Residual Value	1,019,673,502.23	1,028,052,937.04	1,024,585,688.97			

	Amount	Percentage
Initial Overcollateralization Amount	262,190,087.88	16.70%
Target Overcollateralization Amount	290,449,091.26	18.50%
Current Overcollateralization Amount	290,449,091.26	18.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.260000%	27,085.12	0.099578	28,649,116.08	105.327633
Class A-2 Notes	0.530000%	176,666.67	0.441667	176,666.67	0.441667
Class A-3 Notes	0.620000%	276,416.67	0.516667	276,416.67	0.516667
Class A-4 Notes	0.760000%	63,843.17	0.633333	63,843.17	0.633333
Total		**544,011.63**		**$29,166,042.59**	

Amounts in USD

Available Funds		**Distributions**	
Lease Payments Received	26,297,262.23	(1) Total Servicing Fee	1,212,977.45
Net Sales Proceeds-early terminations (including Defaulted Leases)	10,712,009.87	Nonrecoverable Advances to the Servicer	0.00
Net Sales Proceeds-scheduled terminations	304,633.66	(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
Excess wear and tear included in Net Sales Proceeds	2,453.49	(3) Interest Distributable Amount Class A Notes	544,011.63
Excess mileage included in Net Sales Proceeds	38,827.47	(4) Priority Principal Distribution Amount	0.00
Subtotal	37,313,905.76	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Repurchase Payments	0.00	(6) Regular Principal Distribution Amount	28,622,030.96
Advances made by the Servicer	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Investment Earnings	207.13	(8) Total Trustee Fees [not previously paid under (2)]	0.00
Total Available Collections	37,314,112.89	(9) Excess Collections to Certificateholders	6,935,092.85
Reserve Account Draw Amount	0.00	**Total Distribution**	**37,314,112.89**
Total Available Funds	**37,314,112.89**		

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	1,212,977.45	1,212,977.45	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	544,011.63	544,011.63	0.00
thereof on Class A-1 Notes	27,085.12	27,085.12	0.00
thereof on Class A-2 Notes	176,666.67	176,666.67	0.00
thereof on Class A-3 Notes	276,416.67	276,416.67	0.00
thereof on Class A-4 Notes	63,843.17	63,843.17	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	544,011.63	544,011.63	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	28,622,030.96	28,622,030.96	0.00
Principal Distribution Amount	28,622,030.96	28,622,030.96	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	7,849,975.44
Reserve Fund Amount - Beginning Balance	7,849,975.44
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	40.64
minus Net Investment Earnings	40.64
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	7,849,975.44
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	40.64
Net Investment Earnings on the Exchange Note	
Collection Account	166.49
Investment Earnings for the Collection Period	207.13

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,569,995,087.88	37,363
Securitization Value beginning of Collection Period	1,455,572,943.61	36,649
Principal portion of lease payments	17,614,610.00	
Terminations- Early	9,543,452.38	
Terminations- Scheduled	275,870.87	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	1,188,097.71	
Securitization Value end of Collection Period	1,426,950,912.65	36,351
Pool Factor	90.89%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	6.79%	6.78%
Weighted Average Remaining Term (months)	24.32	18.51
Weighted Average Seasoning (months)	9.84	15.63
Aggregate Base Residual Value	1,159,889,424.74	1,127,904,649.33
Cumulative Turn-in Ratio		72.33%
Proportion of base prepayment assumption realized life to date		128.41%
Actual lifetime prepayment speed		0.42%

Amounts in USD

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	1,424,886,235.73	36,299	99.86%
31-60 Days Delinquent	1,614,080.35	41	0.11%
61-90 Days Delinquent	160,856.67	4	0.01%
91-120 Days Delinquent	289,739.90	7	0.02%
Total	1,426,950,912.65	36,351	100.00%

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease
**Based on the actual Securitization Value of the respective leases

Credit Loss	Current
Securitization Value of Defaulted Leases BOP	788,413.76
Less Liquidation Proceeds	526,441.54
Less Recoveries	68,379.55
Current Net Credit Loss / (Gain)	193,592.67
Cumulative Net Credit Loss / (Gain)	397,873.19
Cumulative Net Credit Loss / (Gain) as % of Cutoff Date	
Securitization Value	0.025%

Residual Loss	Current
Securitization Value of Liquidated Leases BOP	10,219,007.20
Less sales proceeds and other payments received during	
Collection Period	10,789,460.11
Current Residual Loss / (Gain)	(570,452.91)
Cumulative Residual Loss / (Gain)	(2,999,746.20)
Cumulative Residual Loss / (Gain) as % of Cut-off Date	
Securitization Value	(0.191%)